Exhibit 99.1

MAN SANG INTERNATIONAL (B.V.I.) LIMITED

FOR IMMEDIATE RELEASE

MAN SANG INTERNATIONAL (B.V.I.) LIMITED

Man Sang International (B.V.I.) Limited Completes Merger of

its Wholly-Owned Subsidiary with and into China Metro Rural-Limited and Changes Name

NEW YORK — (MARKETWIRE) — March 23, 2010 — Man Sang International (B.V.I.) Limited (NYSE Amex: MHJ), which has been renamed China Metro-Rural Holdings Limited (“MSBVI”), today announced that it completed the merger with China Metro-Rural Limited (“China Metro”) in an all stock transaction, pursuant to which Creative Gains Limited, formerly a wholly-owned subsidiary of MSBVI, merged with and into China Metro with China Metro continuing as the surviving company and a wholly-owned subsidiary of MSBVI. The name change was effected in connection with the completion of the merger.

“We are pleased to announce the successful completion of the merger and are prepared and excited for the future,” said Cheng Chung Hing, Ricky, President and Chairman of the Board of Directors of MSBVI. “We look forward to combining China Metro’s and MSBVI’s operations and joining China Metro in its development and completion of the integrated, agricultural logistics and multi-functional project, known as China Northeast Logistics City, that will facilitate exhibition, trading, logistics, warehousing, commercial and residential housing in Northeast China.”

Under the terms of the merger agreement, the China Metro shareholders received approximately 574,432 ordinary shares of MSBVI for each ordinary share of China Metro they owned, with cash being paid in lieu of fractional shares. MSBVI issued a total of 57,443,234 ordinary shares to the China Metro shareholders in order to acquire China Metro. Upon completion of the merger, the pre-merger ordinary shares of MSBVI remained outstanding and represented approximately 10% of the outstanding ordinary shares of MSBVI, whereas the ordinary shares of MSBVI issued to the China Metro shareholders represented approximately 90% of the outstanding ordinary shares of MSBVI.

MSBVI also announced today that Mr. Sam Sio Kam Seng, Chairman of China Metro, has joined MSBVI’s Board of Directors as Executive Director and Deputy Chairman and was appointed Chief Executive Officer of MSBVI. Mr. Sio will provide invaluable insight and guidance as MSBVI continues to implement its business strategies and best corporate governance practices.

“MSBVI is a company with creative and visionary ideas. The strong leadership of the management of MSBVI, supported by its excellent marketing and operation teams, has already built up a successful business in the manufacture and wholesale of pearls and jewelry products, as well as development and investment in trade centers and properties. It is my great pleasure to join MSBVI as a member of the Board. I look forward to working very closely with all my colleagues from MSBVI,” said Mr. Sam Sio. “We are fully confident of the synergy of the merger. The combination of the drive and the people of the two companies will accelerate our business momentum and create a strong and prosperous future for MSBVI. I look forward to moving ahead constructively and working closely with the Board to enhance shareholders’ value,” he continued.

Mr. Sio holds a Bachelor of Science degree in Construction Management and a Master of Business Administration degree. He is also a member of Chartered Institute of Buildings, a member of Society of Environmental Engineers and an associate of Chartered Institute of Arbitrators; a Chartered Builder of United Kingdom. He has over 20 years of experience in insurance and senior management.

“We are pleased to have Sam coming on board to assist us to achieve our business strategy and vision. Sam’s vast business and management experience, coupled with a deep understanding and professional knowledge of building and construction makes this a winning combination that will only enhance our business and greatly benefit MSBVI. On behalf of the Board, I express my warmest welcome to Sam,” said Mr. Cheng Chung Hing, Ricky.

MSBVI also announced today that Miss Leung Wai Yan was appointed to the board of directors of MSBVI as a non-executive director and that Mr. Lung Hei Man, Alex, China Metro’s financial controller, was appointed Deputy Chief Financial Officer of MSBVI.

Miss Leung Wai Yan graduated from Les Roches (Switzerland) International School of Hotel Management in 2007 with a Bachelor of Business Administration degree in International Hotel Management with Finance and holds a Swiss Diploma in Hotel Management granted by Institut Hotelier César Ritz (Switzerland). She is also a director of Tung Wah Group of Hospitals, a charity organization in Hong Kong, and of Grand City Hotel (Shenzhen) Co., Ltd., a subsidiary of a company listed on The Stock Exchange of Hong Kong Limited.

Mr. Lung Hei Man, Alex, graduated from the London School of Economics in 1999 with a Bachelor’s degree in Accounting and Finance. He has eight years of experience in auditing in Hong Kong and China with international accounting firms. Prior to joining the China Metro Group, he gained seven years of auditing experience with Ernst & Young and one year with BDO.

ABOUT MAN SANG INTERNATIONAL (B.V.I.) LIMITED

Man Sang International (B.V.I.) Limited, formerly Man Sang Holdings, Inc., which has been renamed China Metro-Rural Holdings Limited, is principally engaged through subsidiaries in the purchasing, processing, assembling, merchandising and wholesale distribution of pearls, pearl jewelry products and jewelry products. In addition, Man Sang International (B.V.I.) Limited also, through its subsidiaries, owns commercial real estate for lease in Hong Kong and has developed a large scale international pearl and jewelry trading platform comprised of a market center with 2,380 booths and shops, manufacturing and processing blocks, and residential and commercial buildings, in Zhuji of Zhejiang, the People’s Republic of China.

ABOUT CHINA METRO-RURAL LIMITED

China Metro-Rural Limited, formerly Mega Dragon Limited, is one of the leading developers and operators of large scale, integrated agricultural logistics and trade centers in Northeast China that facilitate trade between sellers and buyers of agricultural commodities and small appliances, provide physical platform and timely marketing information and supply a transparent and competitive market price discovery mechanism and infrastructure for rural value addition and empowerment.

Forward-Looking Statements

The information above includes forward-looking statements about Man Sang International (B.V.I.) Limited. Such forward-looking statements are subject to certain risks and uncertainties, as disclosed by Man Sang International (B.V.I.) Limited from time to time in its filings with the U.S. Securities and Exchange Commission. As a result of these factors, Man Sang International (B.V.I.) Limited’s actual results may differ materially from those indicated or implied by such forward-looking statements. Man Sang International (B.V.I.) Limited disclaims any intent or obligation to update these forward-looking statements.

CONTACT:

Man Sang International (B.V.I.) Limited — Investor Relations Department	Phone: (852) 2317 9888
E-mail: ir-usa@man-sang.com